# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

    Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of issuer***
InventoryMeApp Inc

***Legal status of issuer***

    ***Form***
    Corporation

    ***Jurisdiction of Incorporation/Organization***
    Florida

    ***Date of organization***
    November 13, 2018

***Physical address of issuer***
2943 QUANTUM LAKES DR, Boynton Beach, FL 33426

***Website of issuer***
www.inventorymeapp.com

***Name of intermediary through which the Offering will be conducted***
truCrowd

**CIK number of intermediary**
0001667145

**SEC file number of intermediary**
007-00015

**CRD number, if applicable, of intermediary**
283 063

**Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering**
The intermediary will get paid 7.0% of the amount raised.

**Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest**
*None*

**Name of qualified third party "Escrow Agent" which the Offering will utilize**
Prime Trust, LLC

**Type of security offered**
Class A Common Units of CommonStock

**Target number of Securities to be offered**
1,000

**Price (or method for determining price)**
$10.00

**Target offering amount**
$10,000.00

**Oversubscriptions accepted:**
☑ Yes
☐ No

**Oversubscriptions will be allocated:**
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

**Maximum offering amount (if different from target offering amount)**
$1,070,000.00

*Deadline to reach the target offering amount*
March 31, 2019

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees is: 0*

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $45,000.00 | $0.00 |
| **Cash & Cash Equivalents** | $2,500.00 | $0.00 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-term Debt** | $0.00 | $0.00 |
| **Long-term Debt** | $0.00 | $0.00 |
| **Revenues/Sales** | $0.00 | $0.00 |
| **Cost of Goods Sold** | $7,147.00 | $0.00 |
| **Taxes Paid** |  | $0.00 |
| **Net Income** | ($7,147.00) | $0.00 |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**January 1, 2019**


**FORM C**


**Up to $1,070,000.00**


**InventoryMeApp Inc**



**Class A Common Units of Common Stock**

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by InventoryMeApp Inc, a Florida Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class A Common Units of Common Stock of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through truCrowd (the "Intermediary"). The Intermediary will be entitled to receive 7% of the amounts raised.

(1)      This excludes fees to Company's advisors, such as attorneys and accountants.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.inventorymeapp.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is January 1, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINALOFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANYFOREIGN INVESTOR.

## SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

## NOTICE REGARDING ESCROW AGENT

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

### *Forward Looking Statement Disclosure*

*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.*

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

# Table of Contents

## ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.inventorymeapp.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

## About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

InventoryMeApp Inc (the "Company") is a Florida Corporation, formed on November 13, 2018.

The Company is located at 2943 QUANTUM LAKES DR, Boynton Beach, FL 33426.

The Company's website is www.inventorymeapp.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

**The Business**

We provide intuitive, cloud-based and 'end-to-end' contents inventory automation solutions for Inspection-Based Service Providers, Business Organizations and for Individual Consumer use.

**The Offering**

| | |
|---|---|
| **Minimum amount of Class A Common Units of Common Stock being offered** | 1,000 |
| **Total Class A Common Units of Common Stock outstanding after Offering (if minimum amount reached)** | 261,000 |
| **Maximum amount of Class A Common Units of Common Stock** | 107,000 |
| **Total Class A Common Units of Common Stock outstanding after Offering (if maximum amount reached)** | 367,000 |
| **Purchase price per Security** | $10.00 |
| **Minimum investment amount per investor** | $500.00 |
| **Offering deadline** | March 31, 2019 |
| **Use of proceeds** | See the description of the use of proceeds on page 59 hereof. |
| **Voting Rights** | One vote per share. See the description of the voting rights on page 68 hereof. |

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

*To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.*

*We are a startup Company and our business model currently focuses on cash requirements to fund final development of the mobile app and to conduct an aggressive marketing agenda rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.*

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately January 31, 2019, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

*We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.*

We were incorporated under the laws of Florida on November 13, 2018. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

*We may face potential difficulties in obtaining capital.*

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our development, product launches and/or marketing strategies, any of which may materially harm our business, financial condition and results of operations.

*In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.*

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

*The development and commercialization of our products and services is highly competitive.*

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.***
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

***We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.***
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

***Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.***
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our

networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our product and services and we devote significant resources to protecting our information by: 1) Using OAuth 2.0 for all api calls, so no one can penetrate or sniff data from network. 2) Using SSL (Secured socket layer) for Website and API(s) 3) Our sensitive data like: customer information, addresses etc will be encrypted on AES with 256-bit keys. 4) We have different environments for development, staging and production purpose, even developers working on the product cannot reach real data. 5) Our product will be hosted on the Google Cloud Platform which is highly secured and which cannot be compromised easily. The expenses associated with providing this extra protection could reduce our operating margins.

***An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.***
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***
In particular, the Company is dependent on Kevin D Cope who is President/Founder of the Company. The Company has or intends to enter into employment agreements with Kevin D Cope although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Kevin D Cope or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***We rely on various intellectual property rights, including copyrights in order to operate our business.***
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated,

circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.***

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

***The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on Kevin D Cope in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Kevin D Cope die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S and various foreign jurisdictions.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***The Company has indicated that it has engaged in certain transactions with related persons.***

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

***Changes in employment laws or regulation could harm our performance.***
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act,unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***The Company could be negatively impacted if found to have infringed on intellectual property rights.***
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non- infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

***Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.***

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

***We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.***

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

***We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.***

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

***We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.***
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

***If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.***
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as [name of suppliers], to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

***We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.***

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

***Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.***

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

***Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.***

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

***The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.***

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.***

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

***The Company depends on the performance of distributors, carriers and other resellers.***

The Company distributes its products through cellular network carriers, wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including A solid referral program, attractive sales incentives, a strong social media presence, and strong channel-partner relationships. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

## Risks Related to the Securities

***The Class A Common Units of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Class A Common Units of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.***
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class A Common Units of Common Stock. Because the Class A Common Units of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class A Common Units of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Class A Common Units of Common Stock may also adversely affect the price that you might be able to obtain for the Class A Common Units of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities

registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

### *No Guarantee of Return on Investment*
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

### *A portion of the proceeds from the Offering will used to repay obligations of the Company currently in arrears.*
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue

### *A majority of the Company is owned by a small number of owners.*
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

### *The Company has the right to extend the Offering deadline.*
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

### *There is no present market for the Securities and we have arbitrarily set the price.*
We have arbitrarily set the price of the Securities with reference to the general status of the

securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***Your ownership of the shares of stock will be subject to dilution.***
Owners of the equity bought via this crowdfunding offering do not have preemptive rights. If the Company conducts subsequent Offerings or issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

***The Securities will be equity interests in the Company and will not constitute indebtedness.***

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

***There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.***
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

***The Company does not anticipate paying cash dividends in the foreseeable future.***
The Company currently intends to retain future earnings, if any, to grow the business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIRINVESTMENT.

## BUSINESS

### Description of the Business

We provide intuitive, cloud-based and 'end-to-end' contents inventory automation solutions for Inspection-Based Service Providers, Business Organizations, Non-Profits, Municipalities and for Individual Consumer use.

### Business Plan

We are a professional mobile application development company, providing technology driven content inventory automation services to clients across a broad range of industries. We operate throughout the U.S. and abroad with one common brand and business model designed to enable us to provide clients around the world with the same high level of service. Drawing on a combination of industry and functional expertise, technology capabilities and alliances, and our delivery resources, we seek to provide differentiated services that help our clients measurably improve their business performance and create sustainable value for their customers and stakeholders. Our delivery model enables us to provide an end-to-end delivery capability by drawing on our resources to deliver high-quality, cost-effective solutions to our clients. Our cloud-based content inventory automation solutions help Inspection-Based Service Providers, various Business Organizations, and individual Consumers to better manage their Asset Documentation needs in a more simple, structured and intuitive manner.

### PROBLEM:

Managing your home or Organizations Asset Documentation needs can be excruciatingly time consuming and costly when not done correctly, or… not done at all.

Additionally, there are a host of other Field and Inspection-Based Service Professionals

which require Asset Documentation capabilities (in a real- time/collaborative environment) to perform the core of their work duties as well.

Although other cloud-based inventory app options exist on the market today, there still remains the lack of an easy-to-use, intuitive, robust product like the ***InventoryMeApp*** - priced and designed to meet the needs of all types of different end users, from the most basic needs of the individual homeowner, to the more complex and dynamic needs of the large Enterprise organization.

**KEY PROBLEMS AND UNMET NEEDS:**

1. Existing apps are not user-friendly nor intuitive
2. Data Collection processes lack field reporting uniformity
3. The lack of clean and smooth workflows
4. Limited reporting functionality
5. Limited Permissions Based Sharing functionality
6. No existing similar products offer any bulk editing functionality
7. The lack of any Enterprise level CRM & QBO integration, Workforce Scheduling, Timesheet Reporting, Quotes, E-Sign Functionality, Invoicing, Collections and more.

**WHY DO CUSTOMERS NEED THIS INNOVATIVE SOLUTION?**

Let's face it ..... we've all got stuff. A lot of us have a **WHOLE LOT of stuff!!**

In thetech/data/cloud-based world in which we live- WE(*as Individual Consumers, Business Owners, Non-Profits and Governmental organizations*), **ALONG WITH** a multitude of Inspection-based Service Providers, havea responsibility to keep track of it all.

**IS THE COMPANY DOING SOMETHING NEW AND/OR DIFFERENT?**

Yes......building a completely integrated application suite capable of handling the simplest needs of the individual consumer to the more complex and dynamic needs of Enterprise level Organizations and Field Based Service Providers.

The *InventoryMeApp* not only provides far more superior flexibility and functionality than any existing inventory apps on the market today, but it does so, all while keeping the data, image, and video collection process simple, intuitive and uniform

## WHAT IS SUBPAR ABOUT CURRENT TOOLS AVAILABLE TO THIS INDUSTRY?

1. Zero integration with any popular CRM, workforce scheduling and/or accounting programs
2. Non-Intuitive workflows
3. Ineffective and/or Limited Inventory Share Functionality
4. Limited Permissions Functionality -Current programs (if/when shareable) expose the inventory data to accidental deletion of records along with inadvertent data manipulation (thus limiting the credibility of the data in many cases)
5. Bulk Edit functionality does not exist
6. Weak/Intermittent Offline Functionality
7. Limited import and export functionality
8. Limited Reporting Options

## WHAT NEEDS TO BE IMPROVED?

All of the above! And. ... WE HAVE! Along with **much more.**

Based upon the package and features selected, the InventoryMeApp solves all of these problems AND provides a scalable productivity tool to manage Scheduling, Quotes, Timesheet Reporting, Invoicing, Payments and Collections, Auto-Emails and E-Sign Functionality, 360 degree inventory functionality AND MORE! – **All directly from your mobile device AND….. FULLY integrated with Quickbooks Online.**

## OUR SOLUTIONS

The InventoryMeApp was designed to meet the dynamic needs of the Asset Documentation Service Industry (a growing trade still in its infancy and poised for significant organic growth), along with a diverse range of other industries who could benefit from an intuitive asset tracking application: I.e., Appraisers, Claims Adjusters, Restoration Companies, Medical Facilities, Moving Companies, Property Managers, Landlords, Municipalities and MORE.

Although other Content Inventory apps exist, there still remains the lack of an end- to-end solution to this particular industry. The InventoryMeApp provides much more functionality than any existing inventory Apps on the market today and, based upon the modules/features selected, provides a scalable productivity tool to manage Scheduling, Quotes, Employee timesheets, Invoicing and 360 degree inventory functionality directly from your mobile device.

**Some of the InventoryMeApp's most impressive features are provided below:**

1. Manage Client Requests

2. Workforce/Field Scheduling with Calendar view and Crew and Employee Assignment capabilities

2. Convert Estimates into Invoices

3. E-sign functionality (for Estimates) and payment options accessible directly from the customer portal.

4. Convert Leads to Inspections

5. Dynamic share functionality - Limit access to Add/Edit permissions and control who sees what and who can edit what fields.

* Shared permissions on all existing apps in the marketplace offer very limited sharing and create problems where a user can easily modify or accidentally delete data (previously entered) by the Asset Documentation Specialist.

6. QBO Integration (Estimates, Invoices, and timesheets) - the most time consuming managerial tasks involved outside of the physical inspections. Integrate QBO directly with the InventoryMeApp and create quotes and invoices directly from you existing Products and Services list or use the app independently with your own custom work items setup directly within the App. Future additional integration planned for other Accounting systems such as Xero, Freshbooks and more.

7. Bulk Edit Functionality - No existing inventory apps currently offer the ability to make global changes to a specific field across a filtered number of records. This allows the user to re-classify certain items when the end-user requests modifications. Accidentally misclassified a particular item in a large inventory? - No Problem.      make changes to that particular field against all records in the
inventory. Extremely beneficial for large inventories.

8. Send the End-User a sample report upon completion (for credibility purposes) and auto-send the final inventory reports upon payment processing.

9. Dynamic Import and Export functionality. Import directly into other Claims Adjuster programs like Exactimate.

10. Native Mobile App for IOS & Android

11. Automatic Email Notifications

12. GPS Functionality

13. Talk to Text

14. Capture Barcodes and QR Codes - Including 'Search' by scan

15. Full 360 degree picture functionality. Create items from individual shots and/or Panoramic images.

16. Customized and Dynamic workflows AND templates based upon type of the type of Inventory to be performed.

17. Online Price Checking with major retailers

18. Over 13,000 items to choose from. Filtered drop-down selections based upon Category selected.

19. Online & Offline functionality. Collect data and upload when re-connected to Wifi or Data connection. Real-Time collaboration and sharing while online.

20. Download Bulk Images and Video files at the click of a button.

21. Multiple Report templates & customized fields

22. Ability to perform an independent/3rd party inspection (for credibility and legitimacy purposes) and then share with the end user for continuous updates going forward. Scan and save barcodes, receipts, warranty info, images, videos and much more.

## *Target Market*

## Inspection/Field Based Service Providers

### *Asset Documentation Service Providers*

Having accurate documentation of personal, business and investment assets is one of the keys to shortening the claims processing timeline and obtaining a fair and equitable settlement. Asset documentation service providers do a thorough analysis of the inventory of personal, business and investment assets and will document the ownership and value of those assets. If a loss occurs, this documentation will accelerate the claims processing procedure in order to maximize the financial recovery.

**Target market:** This service industry is still in its infancy and there are some companies that provide this documentation service to businesses and to non- business owners. This app will serve both parties yet the ideal customers will be the firms that provide the documentation service to homeowners, renters, and other non-business personnel. According to a recent survey, there are around 13,000 in 2018 asset documentation service providers in the USA (IBIS World, 2018) and around 5,000 of them are especially giving documentation service to the non- business owners.

## *Appraisal Companies*

Appraisal companies determine the value of the assets and belongings of the individuals and they have to do this by physically visiting the client's place. They will be benefited if they get an app that will help them to track all the assets and remotely get the information about the assets and belongings.

**Target market:** In the USA there are around 78,500 appraisers. These appraisers work for their clients and most of the appraisal companies require this app to speed up their business (Marketwatch, 2018). Therefore, it is assumed that around 75,000 appraisal companies are the target customers.

## *Property Management Firms*

**Target market:** There are around 56,000 property management firms in the USA and around 34,000 of them provide residential property management service (IBIS World, 2018). These residential property management firms are the main target customer.

## *Insurance Claim Adjusters*

A claims adjuster investigates insurance claims to determine the extent of the insuring company's liability. Claims adjusters may handle property and content claims involving damage to structures, and/or liability claims involving personal injuries or third- person property damage.

**Target customer:** There are around 81,000 active insurance claim adjusters in the USA and most of them work closely with the clients (USA, 2018). The individual claim adjusters are the main target and there are around 76,000 individual claim adjusters in the USA.

## *Pack-Out Companies*

The term pack out is often used to refer to any situation where the personal property contents of a home or office need to be removed so that repairs or construction can be done.

**Target market:** The pack-out companies that are work specifically for the domestic purpose are the main target customers for this app as this app will provide end to end service to this app companies. There are around 12,000 pack-out companies that are exclusively involved in residential pack out business (Census, 2018).

## *Realtors*

**Target market:** Relators face the problem of Workforce/Field Scheduling with a calendar view, converting Estimates into Invoices, converting Leads to Inspections etc. This app will provide all the end to end service to the relators. In 2017, the National Association of Realtors had 1.3 million members (Statista, 2018). These realtors are the target customer of this app.

## *Disaster response teams*

Disaster management teams have to work closely with the victims during any disaster. They will be benefited by this app as this app will guide them in assets restoration and produce a report based on this app. The state disaster management response teams, voluntary response teams and private disaster response teams, around 7500, will be the target markets.

## *Restoration companies*

Restoration companies integrated disaster recovery and property restoration services. These companies will be benefited by the app's end to end service such as estimation to invoice making. There are around 1,200 restoration companies in the USA (SBA, 2018). However, around 490 companies of them exclusively work for residential asset restoration and these are the target customer for the app.

## *Moving Companies*

Moving companies move the assets or equipment from one place to another in this process they will be benefited by any app that will provide end to end service from tracking the assets, notification to invoice making.

**Target market:** There are around 7200 moving companies in the US and 4300 of them exclusively move home and office furniture, equipment from one place to another (IBIS World, 2018). These 4300 companies are the target market for the company.

### *Landlords*

Landlords need to track the assets or furniture of their houses and this app will make their life easier. This app will be helpful for the landlords for keeping the tracks of tenants move in and move out.

**Target market:** There are around 10 million landlords in the USA and 7 million of them are individual landlords (Huduser, 2018). These individual landlords are the main target market for the company.

## Industry Based

### *Retail, Healthcare, Commercial, Industrial and Governmental*

In the retail segment, the delivery industry will be benefited by this app the delivery companies can directly track the delivery items, prepare the invoices, and send reports to the customers. According to the recent data, in 2019 there will be 24.6 million users of delivery companies (Statista, 2018).

On the other hand, the hospitals can also be benefited by this app as this will help in keeping the tracks of the equipment, staffs and monitoring the progress.
Additional integration planned for other Accounting systems such as Xero, Freshbooks and more. There is around 17,000 registered hospitals in the USA and they will be benefited by this app (American Hospital Association, 2018).

The commercial and industrial sector will also be benefited by this app as this app and has the unique features such as QBO Integration which will integrate QBO directly with the inventory app and create quotes and invoices directly from you existing Products and Services list or use the app independently with your own custom work items set up directly within the App. There are around 1 million small medium and large manufacturing companies in the US who can be directly benefited by this app.

Governmental agencies such as municipal authorities can be benefited by this app and most recent data from the U.S. Census Bureau (2007) counted 39,044 general purpose local governments, which includes 19,492 municipal governments, 16,519 township governments, and 3.033 county governments. There are 50,432 special purpose local governments, which includes 37,381 special districts, 13,726 independent school districts, and 1,452 dependent public school systems.

## Individual consumer use

### *Homeowners*

Whether you live in a large house or a cozy apartment, keeping track of the items in your home can be a tedious process. While it may seem like a chore, taking the time to assess and organize your home inventory is a great way to keep track of what you have. Using a home inventory app can help you organize your belongings and even calculate the total value of your assets, and it can be a lifesaver if you're ever in a situation where you need to replace your personal property after a loss.
Therefore, homeowners are the main sufferers who are facing this problem and their number is increasing in the USA.

**Market size:** According to the U.S. Census Bureau, in 2017, there were about 126.22 million households in the United States.

Homeowners can be broken down into two segments:

- Urban homeowners
- Rural homeowners

In rural areas, the ownership rate is 81.1% and in the urban areas, the ownership rate is 59.8% (Census, 2018). Moreover, the single-family houses are more likely to use this app as they face this problem more often. Therefore, in urban homeowners around 47 million homeowners are likely to use the app and in rural areas around 12 million homeowners are likely to use the app.

However, the ideal customer from this segment is the single-family house owners who face the problem of keeping tacks of assets, calculating the value of the assets etc.

**Potential spending:** They are likely to spend $40 per month and $360 per year to avail the service.

### *Renters*

**Market size:** In 2017, there were approximately 43 million housing units occupied by renters in the U.S. (Statista, 2018). They face the same problem of keeping the tracks of their assets when moving from one house to another. The total US population has increased by ~23.7 million people during the past decade, but this growth is far from evenly distributed between the two occupancy categories. The number of renters has increased by more than 23 million, and that of homeowners by less than 700K.

It is assumed that, 40 million renters can use this app to manage their assets and belongings.

**Potential spending:** They are likely to spend $42 per month and $504 per year to avail the service.

## *Condo owners*

According to National and State Statistical Review for 2017, an estimated 69 million Americans—21.3 percent of the U.S. population lived in common-interest communities, including homeowners' associations, condominium communities and cooperatives. Homeowners associations account for 51 to 55 percent of the 342,000 associations, with condominiums representing 42 to 45 percent and cooperatives 3 to 4 percent. States with the most associations are Florida (47,900), California (45,400), Texas (19,900) and Illinois (18,600). According to this data, the estimated market size of the condo owners will be around 60 million (CIA Online, 2018)

**Potential spending:** They are likely to spend $40per month and $360 per year to avail the service.

## *RVs owners*

U.S. ownership of RVs has reached record levels, according to a 2011 University of Michigan study commissioned by the RV Industry Association. Approximately 10 million households now own an RV. The typical RV owner, according to the 2011 report, is 48 years old, married, and has an above-average annual household income of $62,000. RV owners are likely to own their homes and spend an average of 3-4 weeks annually, industry research shows. The upswing in RV ownership is driven by strong interest from both younger and older buyers. RV ownership rates now extend across a 40-year span from age 35-to-75, the Michigan study found. More RVs are now owned by those ages 35-to-54 than any other group, according to the University of Michigan study. More than 11% of U.S. households headed by 35-54-year-olds own an RV, exceeding the 9.3% ownership rates of those 55 and over. The 35-to-54 age group posted the largest gains in the 2011 Michigan survey (Rvia, 2018). The RV owners of the age of 30 and more are likely to use this app for tracking their belongings as they are mature and the young owners tends to care less. Therefore, the market size would be 7 million owners of RV.

**Potential spending:** They are likely to spend $42 per month and $504 per year to avail the service.

## *Offsite Storage Unit Renters*

This is another potential segment of the market that can be benefited by the app.

**Target market:** There are many owners of storage units, office space or home, who wants to rent their space to another person. These individuals will be benefited by this app this as this app will provide end-to-end service to the renters from tracking the assets to make automatic invoices. There are around 32.2 million square feet of space vacant in the USA and the owner of these houses, offices or storage unit may be inclined to use this app, (GG Wash, 2018).

**Potential spending:** They are likely to spend $40 per month and $480 per year to avail the service.

# References:

Education, O. (2018). Office of Entrepreneurship Education | Resources | The U.S. Small Business Administration | SBA.gov. [online] Sba.gov. Available at: https://www.sba.gov/offices/headquarters/oee/resources/2836 [Accessed 13 Dec. 2018].

Hoak, A. (2018). The number of real estate appraisers is falling. Here's why you should care. [online] MarketWatch. Available at: https://www.marketwatch.com/story/the-number-of-real-estate-appraisers-is- falling-heres-why-you-should-care-2015-11-18 [Accessed 13 Dec. 2018].

Ibisworld.com. (2018). US Industry Reports & Global Trends | IBISWorld. [online] Available at: https://www.ibisworld.com/industry-trends/ [Accessed 13 Dec. 2018].

Statista. (2018). National Association of Realtors: number of members 2017 | Statistic. [online] Available at: https://www.statista.com/statistics/196269/us- national-association-of-realtors-number-of-members-since-1910/ [Accessed  13 Dec. 2018].

U.S., A. (2018). U.S. Data and Statistics | USAGov. [online] Usa.gov. Available at: https://www.usa.gov/statistics [Accessed 13 Dec. 2018].

US Census Bureau, M. (2018). Business & Industry - Economic Statistics - US Census Bureau. [online] Census.gov. Available at: https://www.census.gov/econ/ [Accessed 13 Dec. 2018].its

American Hospital Association. (2018). Fast Facts on U.S. Hospitals, 2018 | AHA. [online] Available at: https://www.aha.org/statistics/fast-facts-us-hospitals [Accessed 13 Dec. 2018].

Bureau, U. (2018). New Census Data Show Differences Between Urban and Rural Populations. [online] The United States Census Bureau. Available at:

https://www.census.gov/newsroom/press-releases/2016/cb16-210.html [Accessed 13 Dec. 2018].

Caionline.org. (2018). Community Associations Institute. [online] Available at: https://www.caionline.org/PressReleases/Pages/2016-Statistical-Review.aspx [Accessed 13 Dec. 2018].

Caionline.org. (2018). Community Associations Institute. [online] Available at: https://www.caionline.org/PressReleases/Pages/2016-Statistical-Review.aspx [Accessed 13 Dec. 2018].

Ggwash.org. (2018). DC has over 14 million square feet of vacant office space. What if some became homes?. [online] Available at: https://ggwash.org/view/65195/dc-has-over-14-million-square-feet-of-vacant- office-space-what-if-some-became-homes [Accessed 13 Dec. 2018].

Huduser.gov. (2018). Landlords | HUD USER. [online] Available at: https://www.huduser.gov/portal/pdredge/pdr-edge-frm-asst-sec-061118.html [Accessed 13 Dec. 2018].

Rvia.org. (2018). RV Quick Facts | RVIA. [online] Available at: https://www.rvia.org/media-resources/rv-quick-facts [Accessed 13 Dec. 2018].

Statista. (2018). Number of renter occupied homes in the U.S. 2017 | Statistic. [online] Available at: https://www.statista.com/statistics/187577/housing-units- occupied-by-renter-in-the-us-since-1975/ [Accessed 13 Dec. 2018].

Statista. (2018). Online Food Delivery - United States | Statista Market Forecast. [online] Available at: https://www.statista.com/outlook/374/109/online-food- delivery/united-states#market-globalRevenue [Accessed 13 Dec. 2018].

*Competition*

## Current alternatives

Home Inventory (IOS) BluePlum

Home Inventory Nest Egg

My Stuff

Sortly **

Encircle **

Liberty Mutual Home Gallery

Magic Home Inventory

MyStuff2 Pro

Know Your Stuff (Discontinued in 2017)

Insurance Companies Proprietary Products: Allstate, Country-Wide Insurance, Liberty Mutual, State Farm, and others

Evernote, Google Keep, Microsoft OneNote

Links to related references:

*https://www.denverpost.com/2017/06/27/free-know-your-stuff-home-inventory-app-ending/*

*https://www.greatguyslongdistancemovers.com/reviews-best-home-inventory-apps/*

*https://www.insuramatch.com/blog/2018/02/best-home-inventory-apps*

*https://www.thebalance.com/best-home-inventory-apps-4171940*

*http://www.catholicmil.org/apps-creating-a-home-inventory-moving/*

## **Competitor analysis**

There are quite a few home inventory apps out there that offer a variety of features, including the ability to add photos, sort the items by room, or even store items on the cloud for simpler access. The main competitors of the InventoryMeApp Inc. are as follows:

### _EncircleApp_

**Key features**

- With powerful features that are easy to use and collaboration tools that make everything easy to see and share, encircle is the essential tool for helping insurance carriers to improve productivity and transparency across the entire insurance ecosystem and accelerate their business.
- With tools that make information in the field easy to capture, see and share and a powerful engine that delivers smart reports, Encircle is the essential solution for helping restoration contractors to reduce their liabilities and to grow their business.
- Taking an inventory of items in your home can be daunting and time consuming. Encircle changes that by providing easy to use, powerful tools leveraging photos and videos so documenting your items becomes painless.

This app works on android, iOS and blackberry.

## _Sortly_

Sortly allows you to organize your home inventory in several different folders and subfolders to make things easier to locate.

Key features

- Add notes or tags to items to quickly search and find them
- Track items by quantity, price, or product information
- Highlight photos to pinpoint an object in a sea of objects
- Backup & sync with the cloud, Evernote, or multiple devices
- Print customized QR labels that link to items or folders
- Scan UPC, ISBN, and EAN barcodes to add or search for items This app

is available on play store and apple store

### _Magic Home Inventory_

Key Features

- Ability to import/export from/to any external source (incl. Drive, Dropbox)
- Show details page automatically when opening a search result (most likely looking for location)
- Camera option for taking pictures of the assets directly from the app
- Custom category for the customers This app

is only available on google play store

### _Binary Formations Home Inventory_

Binary Formations is a family run software design and development company based in Virginia.

Key features

- Keep important information about the items in your home in one place. Store make, model, serial numbers, purchase price and date, photos, receipts, warranty information (manufacturer's, extended, and other types of warranties), and much more.
- Should disaster strike, the robust and configurable reporting system gives you the information you need to file a claim and will speed up the process while helping to make sure your claim is fair.
- Home Inventory helps you cut down on the clutter by providing a single place to store information about your home so it always readily available.
- Category-level field layouts and the ability to add your own custom fields let you tailor Home Inventory to suit your needs.

This app is only available on apple store.

## Our advantages

Open/Organic Industry poised for SIGNIFICANT growth!

The Company Founder has 5+ years' experience as the Operating Owner of **_Home Inventory Me, LLC,_** (a 3rd Party Asset Documentation Service Provider), where he has learned the needs of the industry firsthand and developed the systematic workflows personally thru the process of Trial & Error.

Founder/Owner also owns a company called **_Contractor Accounting Solutions Inc.,_** which is going to be structured to support any/all Quickbooks and Accounting services related to our App's QBO Integration features, to include: Assistance and support with QBO Setup, Data Conversions, and Integration Support services.

Owner is extremely well-versed in tech and possesses a strong background in both Accounting & Finance as well as Best Inventory practices and Logistics Management.

The company's core values will be centered on WIN-WIN relationships - between, and with, our Customers, Business Partners, Investors, Employees, Resellers and more. It will be a central theme embedded within all we do!

# Marketing & Sales

## Marketing Plan

### We will be making our App available 'Everywhere possible'

There are many ways to promote an app today: optimizing for app store algorithms, promoting your app on websites, and more. However, Google recently announced that people now most often find apps not on the App Store or Google Play Store but on search engines. We can expect this trend to continue. Even though 40 percent of people still find apps in an app store, you should think about the future and optimize your app so people can find it with search engines.

According to Market Share Statistics, nearly 75 percent of users now start their searches for mobile apps on Google. So we will be making our app discoverable everywhere. Search ads are currently the most efficient way to market an app successfully and get people to download it. What's the benefit of search ads? Search advertising not only boosts app awareness but also drives downloads because these ads are shown right when people are actively looking for mobile apps. Put another way, it's now possible to find not only traditional web pages via organic search but also mobile app content.

We will also be optimizing our mobile app for relevant search queries, to include Employ SEO tactics like selecting keywords in mobile app optimization process. To promote greater visibility and awareness of our mobile app, we will develop an SEO approach both for the website and for the mobile app.

We will be focusing our efforts on the following primary practices:

- Effective use of Blogs and Podcasts,
- Development and constant update to a landing page that sells,
- App store Optimization
- Effective use of App Visuals and engaging screenshots
- Regular analysis and Proper measuring of our applications KPI's
    o Tracking: App Downloads, Active Users, Stickiness Rate, Daily Sessions, Retention, Churn Ratios and more.
- Continuous focus on generating Curiosity, i.e., Teaser Vids and strong social media presence
- Targeted Advertising (Facebook/Linked-In)
- Effective/Strategic Multi-Channel relationships

# Operations

## Locations & Facilities

InventoryMeApp Inc. is a start-up mobile application development company and is being run from the owner's home for the time being.

## Location:

2943 Quantum Lakes Dr., Boynton Beach, FL  33426

As expansion is required (i.e., a corporate office, data processing facility, etc), we do not anticipate availability nor pricing to be prohibitive in any nature.

We do not deem 'Physical Location' (at this time) to be a significant factor to our success as most of our marketing will be geared towards a global market.

# Technology

The tech stack for our mobile application is provided below. More information can be provided upon request.

*Technology Stack Details*

- Solution Architecture
    - Micro-services based

- GCP (Google cloud platform)
    - Cost effective
        - Kubernetes (container manager) (as Google originally made Kubernetes)
    - Ingress (load-balancer)
    - Cloud storage (CDN – Content Delivery Network)
    - GCP SSL
- Image Repo (for containers)
    - Docker Hub
- Code-base (coding standardization)
    - CiCD (Continuous integration Continuous integration)
    - Repo management
        - Code-versioning = Git (BitBucket)
- Patterns

- Android app (MVVM) (Model View viewModel)
- iOS – MVC (Model view controller)
- Backend – MVC (Model view controller)
- Frontend – Angular7 (MVP – Model view presenter)

- Frameworks
  - Backend – Spring boot v 2.+
    - Language = Java
    - Dependency repo = Maven
    - Database = MySQL (as IMA tightly coupled relationships between entities)
    - APIs = Json based REST APIs (its light weight and recommended for RAD)
    - Auth = 2.0
  - Front-end

    - Language = Angular7
    - UI/UX = Material (recommended by Google)

  - Android App

    - Language = Kotlin
    - Dependency repo = Gradle
    - Architectural Components
      - ORM = Room
      - LiveData
      - Jetpack
      - WorkManager
      - Paging
      - LifeCycles
  - iOS app

    - Language = Swift
    - Database = Realm

# Advisors

APP DEVELOPMENT:

## **Appiskey**

142 W. Lakeview Ave, Lake Mary
FL
https://www.appiskey.com/

POC: Naveed Chinoy
Ph. (407) 545-4527
Email: Naveed@pncdigital.com

<u>LEGAL:</u>

**Rachel Johnson**
Attorney at Law
Managing Member
**J&O Law**
4160 NW 1st Avenue,
Suite 16
Boca Raton, FL 33431
Cell 305.761.8374
Office 786.497.9279

E-Mail rachel@jofirm.com
Website www.jofirm.com

<u>CROWDFUNDING:</u>

**Vincent Petrescu, CPA**
CEO, truCrowd, Inc
https://us.trucrowd.com/
**A** 1136 S Delano Ct. B201. Chicago, IL 60605
**O** (312) 628-1309 **M** (847) 873-5335
**E** vp@truCrowd.com **W** truCrowd.com

<u>INSURANCE</u>

**Jason Bishara**
Directors & Officers MLIS | Seasoned Public Company Executive | Early Stage Investor
https://www.jaisin.com/
https://www.linkedin.com/in/jasonbishara/
**Ph.** (516) 313-4110

**History of the Business**

Kevin Cope founded Home Inventory Me, LLC (a 3rd Party Asset Documentation Service) in 2014.

The company's mission and goal is to help consumers and business owners protect and preserve

their assets while ensuring complete 3rd party impartiality and 100% confidentiality from start to

finish.

As a resident of South Florida for more than 25 years, Kevin has observed and experienced firsthand, the devastating effects and financial loss often experienced in the aftermath of a fire, theft, or natural disaster. Unfortunately, a great percentage of these monetary losses are often attributed to the lack of detailed, accurate documentation of their personal belongings and/or business assets before a crisis occurs.

 

Following extensive research and discussions with multiple insurance professionals and claims adjusters throughout the US, Kevin recognized the fact that there existed a critical need to help others mitigate their losses. With this awareness, he decided to make a difference by offering a service that would better prepare and help limit the impact to victims of unforeseen disasters.

However….. he came to quickly realize that an effective tool to manage this new business venture didn't exist, and consequently, spent a great deal of time and financial resources learning the ins and outs of the App Development world. Although he was able to piece together some various tools and apps to meet his needs, he knew something better had to be built to meet the needs of this industry. **This is where the InventoryMeApp was born**. Kevin knew his mobile application needed to meet the needs of a wide array of end-users and needed to provide a complete end-to-end solution to meet the diverse needs of the Inspection-Based Service Provider industry. He initiated an extensive, sometimes exhaustive, search to find the right developer team and set off to make his dream come to fruition.

Kevin's background consists of 25+ years in the Accounting, Finance, Insurance, and Risk Management sectors of South Florida's construction industry. He is also a proud veteran of the U.S. Air Force (Logistics and Inventory Specialist), a Florida licensed All-Lines Insurance Adjuster (FL License #: W204416 – currently Inactive), and he possesses a BS degree in Business Management from Park University, Parkville, MO.

**The Company's Products and/or Services**

| Service | Description/Features | Current Market |
|---|---|---|
| Contents Inventory Mobile Application Development, Hosting & Licensing | **QBO Integration**<br>Integrate your Estimates, Invoices, and payments with Quickbooks Online. Easily convert Estimates to Invoices. Require Deposits. QBO Integration is optional. | 1. 3rd Party Asset Documentation Service Providers<br>2. Claims Adjusters<br>3. Disaster Recovery Teams<br>4. Landlords / Hospitality<br>5. Property Management<br>6. Moving Companies<br>7. Pack-Out Companies<br>8. Property Managers<br>9. Property & Contents Appraisers<br>10. Restoration Contractors<br>11. Realtors<br>12. Other Inspection-based Service Providers |
| | **Manage Client Requests**<br><br>Enable clients to generate inspection requests, setup and manage auto-recurring visits and track progress in real- time. | 1. 3rd Party Asset Documentation Service Providers<br>2. Claims Adjusters<br>3. Disaster Recovery Teams<br>4. Landlords / Hospitality<br>5. Property Management<br>6. Moving Companies<br>7. Pack-Out Companies<br>8. Property Managers<br>9. Property & Contents Appraisers<br>10. Restoration Contractors<br>11. Realtors<br>12. Other Inspection-based Service Providers |
| | **Workforce/Field Scheduling**<br><br>Manage all of your team in one place. Consultation and Inspection scheduling, notifications when estimates are approved, Calendar integration and more | 1. 3rd Party Asset Documentation Service Providers<br>2. Claims Adjusters<br>3. Disaster Recovery Teams<br>4. Landlords / Hospitality<br>5. Property Management<br>6. Moving Companies<br>7. Pack-Out Companies<br>8. Property Managers |

| | | |
|---|---|---|
| | | 9. Property & Contents Appraisers<br>10. Restoration Contractors<br>11. Realtors<br>12. Other Inspection-based Service Providers<br>13. Business Use (Sm-Entrpse)<br>14. Fed/State/Local Govt Organizations<br>15. Non-Profits & More |
| | **E-Sign functionality and Customer Portal**<br><br>Send estimates, get Client's approval in writing, address Client needs for revisions or adjustments and payment functionality directly from you | 1. 3$^{rd}$ Party Asset Documentation Service Providers<br>2. Claims Adjusters<br>3. Disaster Recovery Teams<br>4. Landlords / Hospitality<br>5. Property Management<br>6. Moving Companies<br>7. Pack-Out Companies<br>8. Property Managers<br>9. Property & Contents Appraisers<br>10. Restoration Contractors<br>11. Realtors<br>12. Other Inspection-based Service Providers |
| | **Dynamic Share Functionality**<br>Limit access to Add/Edit permissions and control who sees what and who can edit what fields. | 1. 3$^{rd}$ Party Asset Documentation Service Providers<br>2. Claims Adjusters<br>3. Disaster Recovery Teams<br>4. Landlords / Hospitality<br>5. Property Management<br>6. Moving Companies<br>7. Pack-Out Companies<br>8. Property Managers<br>9. Property & Contents Appraisers<br>10. Restoration Contractors<br>11. Realtors<br>12. Other Inspection-based Service Providers<br>13. Business Use (Sm-Entrpse)<br>14. Fed/State/Local Govt |

| | | |
|---|---|---|
| | | Organizations<br>15. Non-Profits & More<br>16. Individual Consumers (Homeowners/Renters) |

| | | |
|---|---|---|
| | **Bulk Edit Functionality**<br><br>Make 'global' changes to a particular field based upon a filtered subset of records. | 1. 3$^{rd}$ Party Asset Documentation Service Providers<br>2. Claims Adjusters<br>3. Disaster Recovery Teams<br>4. Landlords / Hospitality<br>5. Property Management<br>6. Moving Companies<br>7. Pack-Out Companies<br>8. Property Managers<br>9. Property & Contents Appraisers<br>10. Restoration Contractors<br>11. Realtors<br>12. Other Inspection-based Service Providers<br>13. Business Use (Sm-Entrpse)<br>14. Fed/State/Local Govt Organizations<br>15. Non-Profits & More |
| | **Dynamic Import/Export Functionality**<br><br>Working from a prior inventory or 3rd party list of items. No Problem, easily import these records for easy integration into the inspection or claim. | 1. 3$^{rd}$ Party Asset Documentation Service Providers<br>2. Claims Adjusters<br>3. Disaster Recovery Teams<br>4. Landlords / Hospitality<br>5. Property Management<br>6. Moving Companies<br>7. Pack-Out Companies<br>8. Property Managers<br>9. Property & Contents Appraisers<br>10. Restoration Contractors<br>11. Realtors<br>12. Other Inspection-based Service Providers<br>13. Business Use (Sm-Entrpse) |

| | | |
|---|---|---|
| | | 14. Fed/State/Local Govt Organizations<br>15. Non-Profits & More<br>16. Individual Consumers (Homeowners/Renters) |
| | **Auto Email and SMS Text Notifications & Reminders**<br><br>Ensure all members of your team are aware of schedule changes. Ensure Customers are reminded of their upcoming visits and more. | 1. 3rd Party Asset Documentation Service Providers<br>2. Claims Adjusters<br>3. Disaster Recovery Teams<br>4. Landlords / Hospitality<br>5. Property Management<br>6. Moving Companies<br>7. Pack-Out Companies<br>8. Property Managers<br>9. Property & Contents Appraisers<br>10. Restoration Contractors<br>11. Realtors<br>12. Other Inspection-based Service Providers<br>13. Business Use (Sm-Entrpse)<br>14. Fed/State/Local Govt Organizations<br>15. Non-Profits & More |
| | **GPS Functionality/Metadata & User Tracking**<br><br>Full-Scale GPS functionality. Capture all metadata for images and video along with tracking for all entries and activity BY USER. | 1. 3rd Party Asset Documentation Service Providers<br>2. Claims Adjusters<br>3. Disaster Recovery Teams<br>4. Landlords / Hospitality<br>5. Property Management<br>6. Moving Companies<br>7. Pack-Out Companies<br>8. Property Managers<br>9. Property & Contents Appraisers<br>10. Restoration Contractors<br>11. Realtors<br>12. Other Inspection-based |

| | | |
|---|---|---|
| | | Service Providers<br>13. Business Use (Sm-Entrpse)<br>14. Fed/State/Local Govt Organizations<br>15. Non-Profits & More<br>16. Individual Consumers (Homeowners/Renters) |
| | **Barcode / QR Reader**<br><br>Add data by Barcode or QR Code, Search by Barcode and print Barcode/QR labels QR Code AND Print professional Barcode and QR labels. | 1. 3<sup>rd</sup> Party Asset Documentation Service Providers<br>2. Claims Adjusters<br>3. Disaster Recovery Teams<br>4. Landlords / Hospitality<br>5. Property Management<br>6. Moving Companies<br>7. Pack-Out Companies<br>8. Property Managers<br>9. Property & Contents Appraisers<br>10. Restoration Contractors<br>11. Realtors<br>12. Other Inspection-based Service Providers<br>13. Business Use (Sm-Entrpse)<br>14. Fed/State/Local Govt Organizations<br>15. Non-Profits & More<br>16. Individual Consumers (Homeowners/Renters) |
| | **360-degree image functionality**<br><br>Take panoramic images of Rooms and Properties and create multiple items from this media by simply scrolling thru the image and selecting the items to be picked up. | 1. 3<sup>rd</sup> Party Asset Documentation Service Providers<br>2. Claims Adjusters<br>3. Disaster Recovery Teams<br>4. Landlords / Hospitality<br>5. Property Management<br>6. Moving Companies<br>7. Pack-Out Companies<br>8. Property Managers<br>9. Property & Contents Appraisers<br>10. Restoration Contractors<br>11. Realtors |

| | | |
|---|---|---|
| | | 12. Other Inspection-based Service Providers<br>13. Business Use (Sm-Entrpse)<br>14. Fed/State/Local Govt Organizations<br>15. Non-Profits & More<br>16. Individual Consumers (Homeowners/Renters) |
| | **Online Price Checking**<br><br>Look up pricing information on major online retailers right from your app or PC. | 1. 3<sup>rd</sup> Party Asset Documentation Service Providers<br>2. Claims Adjusters<br>3. Disaster Recovery Teams<br>4. Landlords / Hospitality<br>5. Property Management<br>6. Moving Companies<br>7. Pack-Out Companies<br>8. Property Managers<br>9. Property & Contents Appraisers<br>10. Restoration Contractors<br>11. Realtors<br>12. Other Inspection-based Service Providers<br>13. Business Use (Sm-Entrpse)<br>14. Fed/State/Local Govt Organizations<br>15. Non-Profits & More<br>16. Individual Consumers (Homeowners/Renters) |
| | **Uniform/Customized Item Descriptions and Categories**<br><br>Assign 'uniform' data across large inventories. Pick from pre-designated lists, expedite data entry during inspections and more. | 1. 3<sup>rd</sup> Party Asset Documentation Service Providers<br>2. Claims Adjusters<br>3. Disaster Recovery Teams<br>4. Landlords / Hospitality<br>5. Property Management<br>6. Moving Companies<br>7. Pack-Out Companies<br>8. Property Managers<br>9. Property & Contents Appraisers<br>10. Restoration Contractors |

| | | |
|---|---|---|
| | | 11. Realtors<br>12. Other Inspection-based Service Providers<br>13. Business Use (Sm-Entrpse)<br>14. Fed/State/Local Govt Organizations<br>15. Non-Profits & More<br>16. Individual Consumers (Homeowners/Renters) |
| | **Online/Offline Functionality**<br><br>Make full use all features regardless of internet or data connection. Capture your data offsite and then upload automatically when a connection is available. | 1. 3<sup>rd</sup> Party Asset Documentation Service Providers<br>2. Claims Adjusters<br>3. Disaster Recovery Teams<br>4. Landlords / Hospitality<br>5. Property Management<br>6. Moving Companies<br>7. Pack-Out Companies<br>8. Property Managers<br>9. Property & Contents Appraisers<br>10. Restoration Contractors<br>11. Realtors<br>12. Other Inspection-based Service Providers<br>13. Business Use (Sm-Entrpse)<br>14. Fed/State/Local Govt Organizations<br>15. Non-Profits & More<br>16. Individual Consumers (Homeowners/Renters) |

| | | |
|---|---|---|
| | **Download Bulk Images and Video Files**<br><br>Need the original image and/or Vid files. No problem, download all or specified rooms and items at the click | 1. 3<sup>rd</sup> Party Asset Documentation Service Providers<br>2. Claims Adjusters<br>3. Disaster Recovery Teams<br>4. Landlords / Hospitality<br>5. Property Management<br>6. Moving Companies<br>7. Pack-Out Companies<br>8. Property Managers |

| | | |
|---|---|---|
| | of a button. | 9. Property & Contents Appraisers<br>10. Restoration Contractors<br>11. Realtors<br>12. Other Inspection-based Service Providers<br>13. Business Use (Sm-Entrpse)<br>14. Fed/State/Local Govt Organizations<br>15. Non-Profits & More Individual Consumers (Homeowners/Renters) |
| | **Multiple Report Templates, Customizable Fields and Custom Reports**<br><br>Substantial number of default Report templates along with full custom-report writing functionality. | 1. 3rd Party Asset Documentation Service Providers<br>2. Claims Adjusters<br>3. Disaster Recovery Teams<br>4. Landlords / Hospitality<br>5. Property Management<br>6. Moving Companies<br>7. Pack-Out Companies<br>8. Property Managers<br>9. Property & Contents Appraisers<br>10. Restoration Contractors<br>11. Realtors<br>12. Other Inspection-based Service Providers<br>13. Business Use (Sm-Entrpse)<br>14. Fed/State/Local Govt Organizations<br>15. Non-Profits & More<br>16. Individual Consumers (Homeowners/Renters) |
| | **Available on IOS and Android Devices**<br><br>Ensure you are receiving the full array of features and functionality. Available on both Google Play and the App Store (IOS). | 1. 3rd Party Asset Documentation Service Providers<br>2. Claims Adjusters<br>3. Disaster Recovery Teams<br>4. Landlords / Hospitality<br>5. Property Management<br>6. Moving Companies<br>7. Pack-Out Companies<br>8. Property Managers<br>9. Property & Contents |

| | | |
|---|---|---|
| | | Appraisers<br>10. Restoration Contractors<br>11. Realtors<br>12. Other Inspection-based Service Providers<br>13. Business Use (Sm-Entrpse)<br>14. Fed/State/Local Govt Organizations<br>15. Non-Profits & More<br>16. Individual Consumers (Homeowners/Renters) |
| | **Easy to use and intuitive Workflows**<br><br>Ease of Use and Intuitive workflows enable the individual users (Homeowners, Renters, Condo Owners, etc.) to use the app for setting up their own inventory and for managing and adding/deleting new items or projects going forward. | 1. 3rd Party Asset Documentation Service Providers<br>2. Claims Adjusters<br>3. Disaster Recovery Teams<br>4. Landlords / Hospitality<br>5. Property Management<br>6. Moving Companies<br>7. Pack-Out Companies<br>8. Property Managers<br>9. Property & Contents Appraisers<br>10. Restoration Contractors<br>11. Realtors<br>12. Other Inspection-based Service Providers<br>13. Business Use (Sm-Entrpse)<br>14. Fed/State/Local Govt Organizations<br>15. Non-Profits & More<br>16. Individual Consumers (Homeowners/Renters) |

Our application and web-based backend portal are currently under development. A significant percentage of the capital raised will be used to complete the mobile and web-based versions of our product. Furthermore, we anticipate having an ongoing upgrade and enhancement cycle to maintain competitiveness and compatibility with the variety of mobile phones and browser environments. We are also going to make multiple accounting modules available and integrate to the most common accounting platforms.

We offer our services directly to residential and business customers through direct mail advertising, television advertising, Internet advertising, local media advertising, telemarketing and more.

**Competition**

The Company's primary competitors are Encircle, Sortly, Homezada, Magic Home Inventory, MyStuff2, Nest Egg, BluePlum Home Inventory, Home Inventory, Binary Formations and Proprietary Do-It-Youself Home Inventory Apps provided by insurance companies such as: All-State, Country-Wide Insurance, Liberty Mutual and others).

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global and scale, including level of presence in key emerging markets.

**Supply Chain and Customer Base**

Our most important asset is our people; to include not only our employees, but also our preferred Developers. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right location, to enhance our differentiation and competitiveness.

## InventoryMeApp's current customers consist of a diverse mix but are primarily broken down into (3) categories.

*1.* **INSPECTION-BASED SERVICE PROVIDERS** *- to include, but not limited to: Asset Documentation/Home Inventory Service Providers (a fairly new industry positioned for extreme growth), Disaster Response and Recovery Teams, Insurance Claims Adjusters,*

*Landlords, Moving Companies, Pack-Out Companies, Property Managers, Property Appraisal Companies, Realtors, Restoration Companies and more.*

*2.* **BUSINESS ORGANIZATIONS (Big and Small)** *- to include, but not limited to: Retail, Manufacturing, Warehousing, Transportation, Retail, Health Care, Industrial, Construction, and various Governmental/Municipal agencies.*

*3.* **INDIVIDUAL CONSUMER USE** *- to include, but not limited to: Homeowners, Condo & Townhome Owners, Renters, Vacation Homeowners, RV Owners, Offsite Storage Unit Renters and more.*

### Intellectual Property

The Company is dependent on the following intellectual property: Trademark and Copyright Protections

### Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its [domestic and international] operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

### Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

### Other

The Company's principal address is 2943 QUANTUM LAKES DR, Boynton Beach, FL 33426

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

## USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 7.00% | $700 | 7.00% | $74,900 |
| Campaign marketing expenses or related reimbursement | 20.00% | $2,000 | 23.36% | $250,000 |
| Estimated Attorney Fees | 7.50% | $750 | 1.41% | $15,100 |
| Estimated Accountant/Audi tor Fees | 0.00% | $0 | 0.47% | $5,000 |
| General Marketing | 42.50% | $4,250 | 9.35% | $100,000 |
| Research and Development | 0.00% | $0 | 2.34% | $25,000 |
| Future Wages | 0.00% | $0 | 23.36% | $250,000 |
| Accrued Wages | 0.00% | $0 | 0.93% | $10,000 |
| Accrued expenses of managers, officers, directors or employees | 0.00% | $0 | 0.93% | $10,000 |
| Repayment of Debt | 0.00% | $0 | 0.93% | $10,000 |

| | | | | |
|---|---|---|---|---|
| Repayment of obligations in arrears | 0.00% | $0 | 5.19% | $55,500 |
| General Working Capital | 23.00% | $2,300 | 16.36% | $175,000 |
| Addt'l | 0.00% | | 8.36% | $89,500 |

| | | | | |
|---|---|---|---|---|
| Development Fees | | | | |
| **Total** | **100.00%** | **$10,000** | **100.00%** | **$1,070,000** |

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.
The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company may make Irregular Use of Proceeds. Such Irregular Use of Proceeds, which may be in material amounts in excess of $10,000, may include by way of example and not limitation: Vendor payments and salary made to management, business associates, relatives, related parties and/or affiliates thereof; expenses labeled "Administration Expenses" that are not strictly for administrative purposes; expenses labeled "Travel and Entertainment"; and expenses that are for the purposes of intercompany debt or back payments. Without limiting the above, the Company may elect to vary from the proposed use of funds as circumstances or assessments of circumstances following the closing change.

## DIRECTORS, OFFICERS AND EMPLOYEES

### Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

### Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*1) Name*

Kevin D Cope - www.linkedin.com/in/kevin-cope-54767563

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

President/Founder - Nov 13, 2018 to Current

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

- Founder/President - Home Inventory Me, LLC
  Company Description: 3rd Party Asset Documentation Service Provider
  Dates: 5/20/14 to Current
  Responsibilities: Operations, Marketing, Accounting, All other duties
- Founder/President - Contractor Accounting Solutions Inc.
  Company Description: Cloud-Based Job Cost Accounting Services for Construction & Inspection Based Service Providers
  Dates: 1/8/16 to Current
  Responsibilities: Operations, Marketing, Accounting, All other duties

*Education*

General Education Community College of the Air Force - Associates Degree (1992) - Logistics / Supply Chain Mngt Park University - BS of Science (1997) - Business Administration, Management and Operations

---

*Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 0 employees.

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | Class A Common Stock |
|---|---|
| Amount outstanding | 260,000 |
| Voting Rights | One share one vote. |
| Anti-Dilution Rights | None |

| How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF | N/A. The investors will get the exact same security as the founders. |
|---|---|
| Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities). | N/A |

The Company has the following debt outstanding:

As reflected on the November 2018 Reviewed financials, there is approximately $6,000 owed to shareholders as of November 30, 2018.

*Valuation*

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-TermGrowth).

## VALUATION

### The 5 Methods Used



$ 1,403,608
$ 865,000
$ 5,604,746
$ 3,819,734
$ 13,220,168
Scorecard Method
Check-List Method
Venture Capital Method
DCF with LTG
DCF with Multiples

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

### Valuation Average Weights



Weights
of the 5 methods
33%
34%
11%
11%
11%

**Valuation weights**

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above-mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

## VALUATION



The Average Pre-Money valuation is: $ 3,248,202

Lower Bound $ 1,981,000

Higher Bound $ 4,516,000

The valuation was calculated/assumed at pre-money **$3,250,000.**

However, the management decided to offer a 20% discount on the above valuation, therefore the securities will be offered at a pre-money valuation of $2,600,000

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is 2,600,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

## Ownership

The Company is solely owned by Kevin D. Cope. There are 500,000 shares authorized of which

260,000 are issued to Kevin D. Cope.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned Prior to Offering |
|---|---|
| Kevin Cope | 100.0% |

Following the Offering, the Purchasers will own 4.0% of the Company if the Minimum Amount is raised and 29.2% if the Maximum Amount is raised.

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

## Operations

We are a pre-revenue company and our primary expenses consist of the continued App development expenses, minimal wages, and Marketing. We do not anticipate generating revenue until May or June of 2019.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following [goals/milestones]:

01//25/19 Prototype Completed – Limited Functionality for presentation purposes
02/28/19 Alpha Phase/MVP – Admin Wire Frame and Builds 03/31/19 Beta Phase – Fully

functional (Live testing and final QA work to be completed under Home Inventory Me, LLC. (a related Inspection-based Service Provider)
04/30/19 Full-Blown Marketing Initiatives in place
05/31/19 Final Completion – Loaded on App Stores / Licensing Active - GO LIVE DATE
09/30/18 Projected Users in place: 1,863
12/31/18 Projected Users in place: 3,646
03/31/20 Projected Users in place: 5,456
06/30/20 Projected Users in place: 7,417

## Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $2,500.00 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

## Material Changes and Other Information

## Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

## THE OFFERING AND THE SECURITIES

## The Offering

The Company is offering up to 107,000 of Class A Common Units of Common Stock for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 31, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through truCrowd, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

### *Commission/Fees*

The intermediary will be paid 7.0% of the amount raised.

### *Stock, Warrants and Other Compensation*

None

## Transfer Agent and Registrar

The transfer agent and registrar for the Securities is Colonial Stock Transfer.

## The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

## Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 500,000 shares of common stock, par value $0.0175 per share, of which 260,000 common shares are issued and outstanding.

## Voting and Other Rights

*Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.*

## Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

## Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

## Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

**Voting and Control**

The Securities have the following voting rights: One share has one vote.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

**Anti-Dilution Rights**

The Securities do not have anti-dilution rights.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,
3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

**Other Material Terms**

 None

**TAX MATTERS**

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT**

INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAXSTATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAXADVISOR.

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence.**

**Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

### Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

*Loans*

| Related Person/Entity | Kevin D. Cope |
|---|---|
| **Relationship to the Company** | Owner |
| **Total amount of money involved** | $52,647.00 |
| **Benefits or compensation received by related person** | 10% interest |
| **Benefits or compensation received by Company** | Operating Capital/Initial funding |
| **Description of the transaction** | Intercompany loan from Home Inventory Me, LLC to fund initial start-up costs. |

*Future Transactions*

| Related Person/Entity | Kevin Cope/Home Inventory Me, LLC. |
|---|---|
| **Relationship to the Company** | Owner |
| **Total amount of money involved** | $5,000.00 |
| **Benefits or compensation received by related person** | Use of the app |
| **Benefits or compensation received by Company** | Sales Revenue |
| **Description of the transaction** | Home Inventory Me, LLC (a related entity) will be req'd to pay licensing fees to InventorMeApp Inc. |

## Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

## OTHER INFORMATION

FOUNDER PREVIOUSLY FILED FOR BANKRUPTCY IN 2013. The Founder was previously a 20% minority shareholder in a Construction/Site Development Company called Sunline Engineering Contractors Inc. from 2002 to 2012, where he performed in the capacity of Chief Financial Officer. Despite several profitable years (generating over 15% Net Profit on over $20m in annual sales at our peak), we were impacted adversely by the 2008 economic downturn and were forced to go out of business. As a 20% shareholder, I was collectively and individually liable for any/all debts taken on by the company as well as any/all indemnity agreements executed with the Bonding/Surety Company. Some of that debt had to be discharged under the terms of my Personal Bankruptcy petition.

## Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Kevin D Cope
(Signature)

Kevin D Cope
(Name)

President, Managing Mmbr
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Kevin D Cope
(Signature)

Kevin D Cope
(Name)

President
(Title)

(Date)

*Instructions.*

1.     The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.     The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Kevin D Cope, being the founder of InventoryMeApp Inc, a Corporation (the "Company"), hereby certify as of this that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2017 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2017, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   while the Company has not yet filed tax returns for the year ending December 31, 2017, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Kevin D Cope
(Signature)

Kevin D Cope
(Name)

President
(Title)

(Date)

**EXHIBITS**

Exhibit A        Financial Statements

**EXHIBIT A**

*Financial Statements*